FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 25, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Magyar Telekom’s Board of Directors proposes further integration steps within the Group

Budapest – May 25, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces today the Board of Directors’ proposal for further integration within the Magyar Telekom Group to improve service quality and increase efficiency. The proposal is to integrate Emitel and T-Online Hungary’s internet access area within the T-Com segment of Magyar Telekom.

In line with the Group’s strategy of increasing its focus on service quality and operational efficiency, and taking into account the positive results from the merger of Magyar Telekom Plc. and T-Mobile Hungary, the Board of Directors is proposing further integration steps within the Hungarian operations of the T-Com segment.

Emitel is a fully owned subsidiary of Magyar Telekom, offering telecommunication services in three regional service areas of South-Hungary. The company operated 72,000 lines at the end of March 2007. The increasing competition generates the need for further efficiency improvements which can be ensured through integrating the legal entity into Magyar Telekom. Following the integration, we aim to achieve increased efficiency through joint marketing, communication activities and customer relationship management, as well as simplifying the operating structure through eliminating overlaps in activities.

The activities of T-Online Hungary, also a fully owned subsidiary of Magyar Telekom, will be divided between the access business area and the content and portal area. The access business area includes internet access products such as ADSL, dial-up, cable internet, as well as IPTV and VoIP services. Driven by the need to increase the focus on broadband services and the spread of integrated services, the Board of Directors proposes to integrate the internet access area into the T-Com segment. The merger will allow service quality to be improved and facilitate broadband development thanks to the integrated customer service and customer relationship management, as well as ensuring increased organizational efficiency. The remaining business entity of T-Online will focus on media, content and other new business areas.

The Board proposal is subject to approval by the Extraordinary General Meeting of Magyar Telekom to be held on June 29, 2007, and the consent of the supreme bodies of the two subsidiaries. The merger process will be completed with registration by the Court of Registry. Following that, Magyar Telekom will be the legal successor of Emitel and the merged area of T-Online. As both companies are fully owned subsidiaries of Magyar Telekom, the planned steps do not require approval from the Hungarian Competition Authority.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: May 25, 2007